                                                                   Exhibit D-1.7


                                                               Exhibit No. PGE-6
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation



                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


     Pacific Gas and Electric Company           )
     PG&E Corporation                           )   Docket Nos. EC02-31-000
          On Behalf of Its Subsidiaries         )               EL02-36-000 and
          Electric Generation LLC,              )               CP02-38-000
          ETrans LLC and GTrans LLC             )



                         DIRECT TESTIMONY AND EXHIBITS

                                       OF

                              JAMES K. ASSELSTINE



November 30, 2001
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                                                                    Page 1 Of 30

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is James K. Asselstine. My business address is Lehman Brothers Inc. ("Lehman Brothers"), 101 Hudson Street, Jersey City, New Jersey.

Q.   Please state your current occupation.

A. I am currently a Managing Director at Lehman Brothers. I am a research analyst and serve as the Head of High Grade Credit Research. I am the principal fixed income analyst responsible for the electric power sector.

Q.   Briefly describe your educational background.

A. I received a Bachelors degree in Political Science from Virginia Polytechnic Institute in 1970 and a law degree from the University of Virginia in 1973. I am also a member of the Bar of the Commonwealth of Virginia.

Q.   Please describe your professional background and qualifications.

A. I have been employed by Lehman Brothers' Fixed Income Research Department since September 1988. Immediately prior to joining Lehman Brothers, between 1987 and 1988, I served as a fixed income research analyst covering the power sector at Donaldson, Lufkin & Jenrette, Inc. - a company which has since been acquired by Credit Suisse First Boston Corporation. Prior to that, between 1982 and 1987, I served as Commissioner on the United States Nuclear Regulatory Commission. Between 1978 and 1982, I served as Associate Counsel to the
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                                                                    Page 2 of 30

     United States Senate Committee on Environment and Public Works. I served as a staff attorney with the United States Nuclear Regulatory Commission from 1973 to 1975 and again from 1977 to 1978. Between 1975 and 1977, I served as Assistant Counsel to the Joint Committee on Atomic Energy of the United States Congress. I also served Chairman of the Nuclear Advisory Committee to the Board of Trustees of the New York Power Authority from 1996 to 2001. As a result of these experiences and my credit research work at Lehman Brothers, I have developed a detailed knowledge and a thorough understanding of the electric utility regulatory framework at the federal and state level in the United States as well as the regulatory systems for electric utilities in other countries such as the United Kingdom, Malaysia, Korea, Spain and Japan.

Q. In your current position as a Managing Director at Lehman Brothers, what do your duties and responsibilities include?

A. The focus of my work at Lehman Brothers is credit research related to electric utilities. As a research analyst, my primary responsibility is to provide research advice to investors in order to provide an objective view relating to the credit quality of the companies on which I provide research. The information that provides the basis for my analysis is taken from publicly available information sources.

    I also serve on Lehman Brother's High Grade Commitment Committee, where my responsibilities include the review of Lehman Brothers' participation in high grade fixed income underwriting transactions. The High Grade Commitment Committee is responsible for assessing the quality and merits of these transactions and determining whether Lehman Brothers should participate.

Q.  For what purpose have you been retained in this proceeding?

A. I have been retained to prepare the testimony and exhibits set forth herein in support of the Section 203 application of Pacific Gas and Electric Company ("PG&E") and its parent, PG&E Corporation ("Corp."), on behalf of its subsidiaries Electric Generation LLC, ETrans LLC and GTrans LLC.

II. PURPOSE OF TESTIMONY AND SUMMARY OF CONCLUSIONS

Q.  What is the purpose of your testimony?

A. The purpose of my testimony is to assess and describe the effect that the California energy crisis has had on publicly-issued debt securities of PG&E, other investor-owned utilities and wholesale power providers. My testimony addresses the way in which the capital markets have viewed fixed income investments in certain electric and gas utility businesses, including those subject to regulatory oversight by the California Public Utilities Commission ("CPUC") and those subject to oversight by other commissions, including the Federal Energy Regulatory Commission ("FERC"), as a result of the California energy crisis. My testimony also addresses the fact that, as a result of the California energy crisis, the debt market has imposed a significant risk premium on investments in certain electric and gas utility businesses that are subject to CPUC regulatory oversight and how that has affected PG&E's access to the debt capital markets. Lastly, my testimony addresses how the Plan of Reorganization (the "Plan") jointly, filed by PG&E and Corp. in PG&E's Chapter 11 bankruptcy case, will help to mitigate those risk premiums and reestablish PG&E's access to the debt capital markets.

Q.   Please summarize your conclusions.

A. As a result of the California energy crisis, the debt market has imposed a significant risk premium on fixed income investments in certain electric and gas utility businesses subject to regulatory oversight by the CPUC. The rating agencies, which are proxies for the views of the debt market, have been quite explicit in their views that the California regulatory climate was largely responsible for the financial distress suffered by PG&E and certain other investor-owned utilities in California. As a result, the debt market has lost confidence in the California regulatory regime and has imposed significant risk premiums on fixed income investments in companies like PG&E - the ultimate effect of which was to transform PG&E from a company with historically strong investment grade credit ratings to one that was uncreditworthy and incapable of raising money in the capital markets.
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                                                                    Page 5 of 30

     The Plan addresses this market perception by attempting to remedy many of the problems that led to PG&E's bankruptcy. The Plan proposes to restructure PG&E's existing operations into four different operating companies, three of which will become indirect subsidiaries of Corp. The fourth, which will retain the name Pacific Gas and Electric Company, subsequently will be spun-off in a tax-free pro rata distribution to Corp.'s shareholders (the "Spin-Off" and, collectively with the restructuring, the "Disaggregation Transactions"). Upon consummation of the Plan, the first three of these businesses - the electric generation business ("Gen"), the interstate electric transmission business ("ETrans") and the interstate gas transmission business ("GTrans") - will be subject to FERC oversight going forward, while the remaining retail electric and gas distribution business ("Reorganized PG&E") will continue to be subject to state regulatory oversight. FERC's market-based regulatory policy is viewed more positively by investors and should enhance the financeablity of Gen, ETrans and GTrans. In addition, Reorganized PG&E should benefit from the authority and jurisdiction of the Bankruptcy Court to enforce certain of the Plan's terms as they relate to the conditions to be established before Reorganized PG&E can assume procurement obligations for the net open position (e.g., maintenance of creditworthiness and the recovery of procurement costs, among others). These provisions of the Plan, taken together with other key aspects of the Plan, provide a clear path to help mitigate the excess risk premium currently imposed on PG&E and assure efficient and ready access to reasonably priced debt capital in the amounts necessary for PG&E to emerge from bankruptcy.

     Following the consummation of the Plan, the return of Reorganized PG&E, Gen, ETrans and GTrans to investment grade creditworthiness will allow them to raise capital in the markets on competitive terms, thereby allowing them to invest in the maintenance and expansion of the California energy markets.

III. BACKGROUND

Q. How was PG&E viewed by the capital markets prior to the California energy crisis?

A. Prior to the onset of the California energy crisis, PG&E, as one of the largest utilities in the country, enjoyed a highly favorable reputation in the capital markets. As of the second quarter of 2000, PG&E was viewed as a well-managed utility with excellent prospects. Corp. had reported second quarter earnings that were above estimates and, up until that point, PG&E had maintained a conservative capital structure, as evidenced by its investment grade credit ratings for senior unsecured indebtedness of "A2"
     by Moody's Investor Service ("Moody's") and "A+" by Standard & Poor's ("S&P"). Historically, PG&E's debt securities were highly marketable in the investment grade bond market as a result of their high ratings.
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                                                                    Page 7 of 30

Q.   Please describe the investment grade bond market.

A. The investment grade bond market is a very efficient market and quickly reacts to all publicly available information. In other words, changes in an issuer's financial outlook or other external factors are quickly and accurately reflected in the prices at which the issuer's debt securities will trade. The investment grade bond market is comprised of sophisticated market makers and investors. It is highly liquid and possesses a high degree of price discovery, resulting generally in tight spreads on the bid and ask price of a bond (i.e., the spread between the highest price any buyer is willing to pay and the lowest price at which any seller has decided it is willing to sell). As a result of the market's efficiency, most companies trade within a fairly tight band of their peers.

     Virtually all investment grade bonds are rated by the major credit rating agencies (i.e., S&P and Moody's), both of which act as independent agents. The ratings assigned by the rating agencies are indicative of the risks associated with a specific issuer or bond issue. The manner in which a transaction is structured, the use of proceeds, the issuer's historical track record, access to equity capital and other deal/issuer characteristics can influence an investor's perception of risk related to an issuer or specific bond issue, even if they are of the same credit rating.
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                                                                    Page 8 of 30

     In the investment grade bond market, if a company is perceived as risky, investors demand an increased credit spread (measured in basis points above comparable treasuries) to compensate for the perceived risk.

Q.   How does state regulatory action affect the investment grade bond market?

A. Capital markets are always concerned about regulatory action because a utility's financial health depends on it. For example, the inadequacy of the regulatory and legislative response to the California energy crisis led the financial markets to demand a significant risk premium in order to finance or invest in certain California utilities, including PG&E. The risk premium demanded by investors in turn was so large that it ultimately rendered PG&E incapable of accessing the capital markets and led to its loss of creditworthiness. In the eyes of the rating agencies, and thus the debt market, PG&E will not be able to return to creditworthiness without adequate remedies to the problems that caused it to enter bankruptcy.

Q. What do you mean when you say that the financial markets demanded a risk premium?

A. A "risk premium" is the increased return that an investor requires as an incentive to invest in a particular company or venture. A fundamental underlying principal of finance is the "risk-return trade-off." Simply put, the higher the risk, the higher the needed return or credit spread to make an investor willing to invest capital in
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                                                                    Page 9 of 30

     the riskier venture versus other investment opportunities. However, it must be understood that there is a point at which investors are unwilling to provide capital regardless of the potential return available as there may be no guarantee such a return will be realized or the investors will recoup their investment principal. As PG&E's creditworthiness deteriorated due to the California energy crisis (as described in greater detail herein), the debt markets imposed extraordinary risk premiums on certain California utilities and companies whose creditworthiness were dependent on them, primarily PG&E and Southern California Edison ("SCE").

Q.   What is a credit spread?

A. A credit spread is the premium (measured in basis points) an issuer has to pay investors in order to attract their investment in a particular company's bonds, as opposed to choosing other investment opportunities. A bond's yield can be described as the premium above the risk-free rate of interest that is required by an investor to choose one investment opportunity over another investment with lower risk. The yield above the risk-free rate is influenced by factors such as issue liquidity and size (higher liquidity typically equals lower yield), inflation expectations and issuer credit, with U.S. Treasury securities serving as the proxy for the risk-free rate. The credit spread, which is issuer specific, is directly related to the issuer's creditworthiness and generally measured by the credit rating assigned by the rating agencies.

Q.   How do you measure the capital cost of a debt security?

A. Through a quantitative view, the capital cost of a debt security is measured by the after-tax cost of the interest rate paid on the security. However, the true capital cost of a debt security is also influenced by qualitative factors and cannot be measured solely by its after-tax interest cost. The terms and conditions under which the security is issued represent a very real cost. In many respects, the terms and conditions of a security issuance will be reflected in its initial pricing yield upon issuance, as investors place an implied cost on the issuer. Additionally, the affirmative and negative covenants contained in the underlying indentures limit management's discretion. The covenants are designed to force management to act in a manner that preserves the underlying value of the assets that investors lent against. Standard investment grade corporate style covenants may include limitations on asset dispositions, imposition of liens and mergers and consolidations.

Q. What does a comparison of the credit spreads of debt securities issued by utilities comparable to PG&E reveal?

A. As set forth in Table 1 (Exhibit No. PGE-6-1), such a comparison shows that an additional risk premium was being assigned to the two major California investor owned utilities, PG&E and SCE, in December of 2000. It also signals that investors feared impairment of PG&E's and SCE's respective credit qualities. Thus, as is shown in Table 1 (Exhibit No. PGE-6-1), beginning at the end of

     December 2000, there was a significant disparity between the credit spreads for PG&E and those of other state regulated utilities with no direct exposure to the California energy markets. This is evidenced by the improving credit spreads of Alabama Power's (a utility that is primarily state regulated) senior unsecured notes and Lehman's A rated Utility Index, which serves as a proxy for domestic regulated utilities in the United States. It should be noted that through December 2000, PG&E, SCE and Alabama Power had the same senior unsecured credit ratings. Graph 1 (Exhibit No. PGE-6-2) demonstrates the relative price performance of the selected securities in Table 1 (Exhibit No. PGE-6-1). The graph clearly demonstrates that investors were concerned over the value of PG&E's and SCE's Senior Unsecured fixed income securities and, by mid-January 2001, they were trading at nearly half of their par values of only one month earlier. Graph 2 (Exhibit No. PGE-6-3) analyzes the relative credit spread performance of the selected securities in Table 1 (Exhibit No. PGE-6-1) and demonstrates that the credit spreads of PG&E and SCE were being assessed huge risk premiums during the California energy crisis.

IV.  THE CALIFORNIA ENERGY CRISIS

Q.   How did the California energy crisis affect PG&E's ratings?

A. The California energy crisis resulted in PG&E losing its historically strong investment grade credit ratings and becoming uncreditworthy. Prior to May 2000, both PG&E and Corp. had strong investment grade credit ratings. Thereafter, as the energy crisis and power market dysfunction in California escalated (manifested by very high power prices far in excess of retail rates), and as the rating agencies came to the conclusion that the power market dysfunction was a result of flawed state legislative implementation and regulatory oversight and that rate recovery would not be available to PG&E, PG&E's credit ratings fell.

     The rating agencies initially became concerned about the California energy crisis in August 2000. In the beginning, their concerns were quite guarded, but as unrecovered obligations to pay for power began to accumulate, and as efforts to recover those costs in retail rates failed to rectify the imbalance between wholesale costs and retail rates, the rating agencies' concerns became more acute.

     As shown in Table 2 (Exhibit No. PGE-6-4), on December 11, 2000, Moody's placed both Corp. and PG&E on credit watch negative, reflecting its concern over PG&E's assigned ratings at the time, and determined that PG&E was under review for a potential ratings downgrade. S&P followed suit, placing both Corp. and PG&E on credit watch negative on December 13, 2000. Shortly thereafter, on January 4, 2001, S&P took its first downgrade action and lowered Corp.'s senior unsecured credit rating from A to BBB- and lowered PG&E's from A+ to BBB-, with both companies remaining on credit watch negative. Moody's followed S&P's actions on January 5, 2001, at which time it lowered Corp.'s
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                                                                   Page 13 of 30

     senior unsecured ratings from A3 to Baa3 and PG&E's from A2 to Baa3, and maintained both companies on credit watch negative. BBB-and Baa3 are the lowest investment grade credit ratings awarded by S&P and Moody's, respectively. Thereafter, on January 10, 2001, Corp. announced that it would not declare and pay its regular common stock dividend of 30 cents per share for the first quarter of 2001 and that future common stock dividends would not be declared or paid until its board of directors determined that Corp.'s financial health would support such action.

     Within days, on January 16, 2001, S&P again lowered Corp.'s and PG&E's senior unsecured credit rating to CC. Moody's followed suit on January 17, 2001, when it again lowered Corp.'s senior unsecured credit rating to Caa3 and PG&E's to Caa2. Both agencies maintained both companies on credit watch negative.

     On April 6, 2001, PG&E voluntarily filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The overall ratings actions of the rating agencies to these events is summarized in Table 2 (Exhibit No. PGE-6-4).

     Graph 3 (Exhibit No. PGE-6-5) and Table 3 (Exhibit No. PGE-6-6) further illustrate the effect these events had on PG&E's senior unsecured and first mortgage bond debt pricing in actual figures.

Q. What happened to PG&E's position in the debt market as a result of the California energy crisis?

A. As a result of PG&E's inability to pass-through its wholesale power costs, it was forced to operate in a negative cash flow position. Given its need for liquidity to cover its payables, PG&E publicly issued and sold bonds in three underwritten debt offerings in November 2000, consisting of two offerings aggregating $1.3 billion of senior unsecured one year floating rate notes and $600 million of five year senior unsecured fixed rate notes. Lehman Brothers was the lead underwriter in all three offerings. Because up to that point the rating agencies had maintained PG&E's investment grade ratings and because PG&E had consistently demonstrated a historical track record of responsible financial management, PG&E was able to garner the support of the rating agencies and bond investors for those three offerings and access the bond market for the last time prior to filing for bankruptcy. However, unlike standard bond offerings involving investment grade issuers, investors who were concerned about PG&E's negative cash flow position demanded increased protection from PG&E in the form of an interest rate step-up. In the event PG&E's senior unsecured ratings were lowered prior to May 1, 2002 by either S&P or Moody's below the then current ratings at the time of the offering (at the time of the offering, PG&E was rated A2/Negative Outlook and A/Negative Outlook by Moody's and S&P, respectively), then the interest rate on the floating and fixed rate notes would be adjusted according to a matrix.
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                                                                   Page 15 of 30

     As PG&E's senior unsecured ratings deteriorated, the interests rates would be adjusted upward as per the matrix. As an example, if PG&E's senior unsecured ratings were to fall to or below Ba1 (Moody's) or BB+ (S&P), the interest rate on the floating and fixed rate notes would increase 0.875%. While the fixed rate securities were initially priced at 99.60% of par value, in late December and early January, the prices began to drop as a result of the California energy crisis and their trading spreads subsequently widened to extraordinary values, as shown in Table 1 (Exhibit No. PGE-6-1).

Q. Following the November debt offerings, did any events impact the prices of PG&E's publicly traded debt securities?

A. Yes. As is depicted on Graph 3 (Exhibit No. PGE-6-5), on December 7, 2000, in a highly anticipated ruling, the CPUC decided to suspend the schedule for consideration of PG&E's rate stabilization plan. As you can see from the graph, this event eventually led to a substantial decline in PG&E's debt pricing.

     Shortly thereafter, on December 21, 2000, the CPUC commissioners concluded that it was imperative that the CPUC expeditiously evaluate whether the conditions for the end of the legislatively-mandated rate freeze pursuant to AB 1890 had been met. CPUC meetings on the subject were inconclusive as to any specific remedy, however, and the CPUC failed to address the California utilities' debt burdens or lack of liquidity. On December 13, 2000, Moody's affirmed its
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                                                                   Page 16 of 30

     negative credit outlook and S&P changed its outlook to "negative" watch for PG&E to reflect its ongoing liquidity crisis and the strong likelihood that its ratings would be downgraded. As shown in Graph 3 (Exhibit No. PGE-6-5), the prices of PG&E's publicly traded debt securities dropped considerably as a result.

     As set forth in Table 2 (Exhibit No. PGE-6-4), in January 2001, the rating agencies downgraded PG&E's credit ratings first to Baa3/BBB- and then to Caa2/CC. The first downgrade occurred on January 4, 2001 by S&P and on January 5, 2001 by Moody's. These downgrades followed the CPUC's January 4, 2001 approval of a temporary surcharge on customer bills limited to 1-cent/kWh without lifting the legislated rate freeze. In the view of the rating agencies, the 1-cent increase inadequately addressed the severity of the undercollection imbalance in the market. As a result of this and the lack of additional action by the CPUC, a second downgrade occurred less than two weeks later, on January 16, 2001 by S&P, and on January 17, 2001 by Moody's. This second downgrade moved PG&E to non-investment grade credit ratings or "junk" bond status. Corp. followed the same direction, with S&P and Moody's downgrading it to CC and Caa3, respectively.

Q. In your experience, are two ratings downgrades within days of each other unusual?

A. It is dependent on the nature of the problem causing the credit deterioration. The dramatic initial reductions in the credit ratings on January 4 and 5, 2001 foreshadowed the rating agencies' imminent downgrade of PG&E to non-investment grade ratings. Based upon my experience with these agencies, their actions likely were designed to give the CPUC and State of California a last chance to remedy the financial effect of the California energy crisis on PG&E. The further reduction to Caa2/CC less than two weeks later signaled that the rating agencies had lost confidence in the willingness or ability of the California regulatory authorities to resolve the cause of the financial crisis affecting PG&E and certain other California investor-owned utilities or otherwise resolve the California energy crisis. It also signaled the rating agencies' perception of a systemic problem. The ratings decrease also was most likely designed to demonstrate the severity of the situation and to give investors a chance to reposition their portfolios.

Q. Graph 3 (Exhibit No. PGE-6-5) also notes an event that occurred on January 19, 2001. Please describe that event and its impact on PG&E's debt pricing.

A. On January 19, 2001, citing the severe financial impact of the ongoing California energy crisis, Corp. failed to pay $43 million of its commercial paper that came
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                                                                   Page 18 of 30

     due on January 17, 2001. PG&E also failed to pay $33 million of its commercial paper that came due on the same day. When Corp. and PG&E defaulted on these debt payments, their borrowing sources dried up and their outlooks worsened considerably. Subsequently, banks also stopped advancing funds under backup lines of credit. As a consequence, some of PG&E's principal trade creditors began to demand sizeable cash payments as a precondition to the sale of commodities necessary for ongoing business operations, which in turn led to an even tighter cash crunch. In addition, neither legislative nor negotiated solutions to PG&E's financial crisis were forthcoming in a timely manner, which continued to impede access to financial markets and resulted in a default. As shown in Table 3 (Exhibit No. PGE-6-6), this event was preceded by a considerable decrease in the prices of PG&E's publicly-traded senior unsecured debt securities and a moderate decrease in its publicly-traded first mortgage bonds, as investors became concerned that PG&E was near default.

Q. What else, if anything, happened as a result of the rating agencies' downgrades of California utility companies?

A. As it became evident to the rating agencies that the California energy crisis was in fact a crisis that the CPUC was not going to address adequately, a substantial risk premium continued to develop in PG&E's cost of debt. PG&E's credit spreads continued to increase, further diminishing its access to the debt and capital markets. As PG&E began to default on certain obligations, credit spreads for wholesale power companies that had financial exposure to PG&E began to increase as well. The debt market feared an impairment of PG&E's and SCE's respective credit qualities and was starting to lose hope in a California regulatory or legislative solution to the California energy crisis. Table 4 (Exhibit No. PGE-6-7) demonstrates that fixed income securities that were directly or indirectly dependent on the credit quality of PG&E and SCE also experienced a dramatic widening of credit spreads. As can be seen, independent wholesale power producers with modest exposure to California, such as NRG Energy, experienced a modest credit spread widening from October 2000 through PG&E's filing for bankruptcy. Overall credit spreads rallied soon thereafter as numerous wholesale generators announced record profits for the first quarter of 2001 with adequate reserves booked for their respective exposures to California. On the other hand, securities such as Salton Sea (a qualifying facility ("QF") project indirectly owned by El Paso Energy and MidAmerican Energy Holdings and whose primary off-take is SCE) experienced an even more dramatic credit spread widening due to its reliance on SCE for payments under its QF contract. Securities of companies like NRG and El Paso Energy with modest exposure to California's deregulated energy markets were largely unaffected by the California energy crisis.

     In addition, Graph 4 (Exhibit No. PGE-6-8) demonstrates the relative change in the principal values of the securities in Table 4 (Exhibit No. PGE-6-7). Again this demonstrates the extraordinary deterioration in the value of PG&E's, SCE's and Salton Sea's senior unsecured fixed income securities relative to the others in Tables 1 and 4 (Exhibit Nos. PGE-6-1 and 6-7, respectively). Graph 5 (Exhibit No. PGE-6-9) demonstrates the same phenomenon by taking a relative view of the respective securities in Table 4 and looking at the relative change in their respective credit spreads.

Q. What evidence suggests that investors and the bond market attribute the risk premium imposed upon PG&E and its ratings decline to regulation by the CPUC and the State of California?

A. The best evidence is the language used by the rating agencies themselves. For example, S&P's December 20, 2000 research report (Exhibit No. PGE-6-16) states:

          It is also our grave concern that the [CPUC] will be constrained by procedural requirements, or will only set the stage for later deliberations, or simply will not take immediate and consequential action and thereby not stave off the exhaustion of cash resources.

     S&P's January 5, 2001 research report (Exhibit No. PGE-6-18) states that the CPUC's action was:

          "manifestly inadequate" if the commission's goal, as stated, was to support the state's two major utilities' ability to access the capital markets and maintain themselves as ongoing enterprises.

     In its April 5, 2001 research report (Exhibit No. PG&E-6-21), S&P stated:

          The gravity of the prognosis for the utilities is underscored by the [C]PUC's January and March rate adjustments. The commission's actions do not endeavor to financially rehabilitate the utilities. The utilities have cited the commission's actions for compounding their financial problems because, they assert, cash flow will not support the mandated payments to qualified facility generators and to the California Department of Water Resources. In addition, after three months, the legislature's special session has failed to craft a solution that will facilitate the recovery of the ailing utilities.

     S&P's April 16, 2001 research report (Exhibit No. PGE-6-22) similarly states that:

          the CPUC's role as arbiter of the reasonableness of purchased power expenses and the timing of the recovery of these expenses does not bolster credit quality .... the actions of the CPUC over the last nine months concern us. The CPUC repeatedly failed to meaningfully address the market structure that compelled the utility to serve customers at prices that remain substantially below the cost of procuring wholesale power.

     The research reports published by Moody's reflect the same reaction. For example, Moody's January 5, 2001 report (Exhibit No. PGE-6-10) states:

          In light of the inadequate response from the CPUC in its January 4th rate order, the utility's ability to address these upcoming financing needs and to strengthen liquidity now rests, in large part, with potential actions taken by the legislature and by other various state or federal officials.

          The rating action reflects the generally weak CPUC rate order, which provides a modest average interim rate increase of around 10%, and fails to adequately address the mismatch that the utility must pay to secure electricity in the wholesale power market.

     Similarly, Moody's April 12, 2001 research report (Exhibit No. PGE-6-11) states that:

          recent actions by the CPUC, including the manner in which revenues are allocated between the CDWR and SCE, are troublesome from an investor's standpoint and have added to SCE's current financial woes.

     Moody's June 5, 2001 research report (Exhibit No. PGE-6-12) states:

          Compounding this problem was a March 27, 2001 CPUC decision, which raised electric rates, but failed to provide any cash flow directly to the utility, and resulted in a sizeable write-off due to an accounting change.

     The report published by Moody's three weeks later (Exhibit No. PGE-6-13) stated that "Moody's view of the CPUC remains highly cautious."

Q. What, if any, effect did such rating agency reports have on the debt market?

A. The rating agencies play an influential role in the fixed income markets. Their views and perceptions of the California energy crisis and certain of the California's utilities caused a ripple effect throughout the market. For example, on April 16, 2001, Peter Rigby of S&P (Exhibit No. PGE-6-22) said:

          The California power crisis reminds me more of the childhood game of pick-up sticks. We really can't be sure what is going to happen next and if we were going to go back and play the game again, it would look different. Each little stick has delivered a big surprise in this saga. Certainly when we look at the credit exposure that QFs [Qualifying Facilities] and generators have for utilities, it is a constantly changing landscape, but not a pretty one.

     The downgrades that the rating agencies took on Corp., Edison International (SCE's parent company), and their respective affiliates also affected the QFs. On January 24, 2001, S&P's ratings on five QFs with credit exposure arising from the California energy crisis remained on credit watch negative where they had been placed in late December. Many of these QFs have not been paid some amounts due them for nearly a year. Below are a sample of quotes from rating agency research reports regarding the effects of the California energy crisis on other entities:

     S&P's January 24, 2001 report (Exhibit No. PGE-6-19) states:

          Absent successful California legislative efforts to resolve the credit problems in the California power markets, Standard & Poor's has concluded that each project's [QF] creditworthiness would materially
          deteriorate... .   [E]ach project would likely default on its debt in
          the long term unless it were able to secure adequate additional revenues.

     Bloomberg quotes Fitch in a January 5, 2001 article (Exhibit No. PGE-6-25) when it stated:

          Fitch has placed the "BBB-" rating of Juniper Generation LLC's $105 million senior secured bonds due 2010 on Rating Watch Negative. This rating action reflects the greatly reduced financial strength and credit quality of California's largest utility companies, Southern California Edison Company (SCE) and Pacific Gas and Electric Company
          (PCG).

     On January 4, 2001, when S&P lowered its rating on Edison Mission Energy Funding Corp. to BBB- from BBB, it stated in its report (Exhibit No. PGE-6-
     17) that the rating action "reflects today's rating downgrade of the project's primary contractual offtaker, Southern California Edison Co." Salton Sea Funding Corp.'s $592 million senior-secured bonds were also downgraded to BBB- from BBB.

Q. What is the basis for your opinion that the rating agencies' views of the role the CPUC and the State played in the California energy crisis were reflected in the debt market?

A. The rating agencies have a highly influential effect on the risk premium investors place on fixed income securities. As I mentioned previously, the high grade market is extremely efficient and quickly reacts to publicly available information. As shown in the attached exhibits, upon a rating agency action, credit spreads of affected fixed income securities, immediately react to rating agency actions. As an example, in Table 1 (Exhibit No. PGE-6-1), when Moody's lowered PG&E's senior unsecured rating from A2 to Baa3 on January 5, 2001, the credit spread on PG&E's Senior Unsecured 7.375% Notes due November 2005 immediately jumped nearly 370 basis points.

V.   FERC REGULATION AND PG&E'S PLAN

Q. How do the rating agencies and investors view FERC regulation as compared to CPUC regulation?

A. Throughout the California energy crisis, the view of the rating agencies and investors alike have been more positive toward FERC and, as a result, it is generally perceived as a preferable regulatory venue by the capital markets as compared to the CPUC. The result has been increased investor confidence in the credit quality of the underlying businesses for which FERC has regulatory oversight when compared to those for which the CPUC has regulatory oversight.

     The following rating agency commentaries illustrate FERC's reputation in the marketplace:

     S&P's March 30, 2001 research report (Exhibit No. PGE-6-20) states:

          As such, the whole question of the current and future direction of electricity deregulation is a federal matter with important economic, environmental, and even national security implications, and therefore Standard & Poor's believes it ought to be addressed at the federal level.

          This state versus federal jurisdictional issue did arise in early discussions of electric deregulation, and there were some calls for a larger role by the federal government.

          In California, we were treated to the spectacle of that state steadfastly refusing to timely deal with its problems (the Public Utilities Commission only last week belatedly raised retail rates) while the rest of its neighbors were forced to pass through significant rate hikes to keep their own utilities whole to deal with price spikes caused partly by California.

          The California crisis has shown us that strong and active oversight is needed, a comprehensive approach to both the restructuring and the subsequent degree of regulation must be taken, and that the states are not willing or capable of organizing their activities to achieve the necessary coordination."

     S&P's June 27, 2001 research report (Exhibit No. PGE-6-23) states:

          In the short term the FERC's price mitigation plan may ease current pressures and be good for the credit of California and local utilities. Price caps, or controls, may also reduce the politically unpopular need to further raise retail electricity tariffs.

     S&P's November 17, 2000 research report (Exhibit No. PGE-6-15) states:

          Taking the first steps to accomplish this goal, the Federal Energy Regulatory Commission ("FERC") has proposed measures to reshape what it calls the state's "seriously flawed" electricity market.

Q. How has the Plan and the prospect of FERC regulation of certain of PG&E's lines of business impacted the prices of PG&E's publicly traded fixed income securities?

A. As shown on Graph 3 (Exhibit No. PGE-6-5), the filing of the Plan on September 20, 2001, resulted in a substantial improvement in PG&E's debt pricing.

Q.   Why is that?

A. Investors and the rating agencies perceive that the restructuring proposed by the Plan will significantly minimize the risk premium created by California's regulatory regime and enable PG&E to refinance its existing debts, repay all valid claims in full with interest, and still emerge from bankruptcy with viable, healthy businesses.

Q.   How do the capital markets perceive this as happening?

A. The Plan will remedy many of the problems that led to the bankruptcy of PG&E through the Disaggregation Transactions, with the requisite changes in regulatory venue and opportunity for market-based regimes, and the benefits provided to Reorganized PG&E through the authority and jurisdiction of the Bankruptcy Court to enforce the terms of the Plan (particularly as they relate to Reorganized

     PG&E's full and timely recovery of procurement costs and the requisite conditions necessary for the re-assumption of the net open position). These provisions of the Plan, taken together with its other key aspects, provide a clear path to help mitigate the excess risk premium currently imposed on PG&E and assure efficient and ready access to reasonably priced debt capital. The following commentary from rating agency research reports supports this position:

     Moody's October 9, 2001 research report (Exhibit No. PGE-6-14) states:

          Pacific Gas and Electric Company's PoR pays off all valid claims owed to creditors and also provides a sound and balanced framework for the utility to manage the power procurement business in the future.

          Moody's believes that should the PoR be approved as currently outlined, the ratings of Pacific Gas and Electric Company and the ratings of the generation, electric transmission, and natural gas transmission subsidiaries of PG&E Corporation would each, in all likelihood, be rated investment grade. Moody's further notes that the ability of the PoR to be approved as currently outlined will largely depend upon the bankruptcy judge's assessment and use of bankruptcy law preempting existing state law in this instance.

     S&P's October 5, 2001 research report (Exhibit No. PG&E-6-24) states:

          The plan, if approved by creditors and regulators and adopted by the bankruptcy court, bodes well for the utility's bondholders because it is projected to satisfy fully all outstanding claims by these creditors.

          Regulation of the generation company would be transferred from California to the FERC, which must approve a proposed 12-year fixed-rate contract with the utility.

          Key to the success of the plan is the FERC's approval of the long-term power contract.

     The equity research community has analyzed the Plan and echoed the opinion of the rating agencies with respect to FERC regulatory oversight. For example:

     Lehman Brothers analyst Daniel Ford's September 24, 2001 research report (Exhibit No. PGE-6-27) states:

          The plan of reorganization is unique as it will not require the approval of the California Public Utilities Commission (CPUC), the state's regulatory body which to date has proven a hindrance to constructive energy solutions.

     Mr. Ford's October 3, 2001 research report (Exhibit No. PGE-6-28) states:

          While the EIX settlement process may result in a quicker path to the state exiting the power business, the PCG bankruptcy process has the advantage of reducing CPUC related earnings risk by transferring jurisdiction of pipe and generation assets to the FERC.

     Bloomberg's October 12, 2001 article (Exhibit No. PGE-6-26) states:

         Pacific Gas and Electric's reorganization plan shifts power to federal from state regulators, which makes the No. 1 state utility's prospects brighter. . . . Federal regulation would permit PG&E more freedom to sell assets, borrow against them, or combine them into other holdings.
         . . .

     We espouse a similar view to Moody's in that we are also highly skeptical as to whether, without the aforementioned protections, the exit financing would receive investment grade credit ratings, which are essential for a financing of such magnitude.

Q. What is your view regarding the impact of the Plan's ability to minimize the risk premium to which PG&E's publicly-traded debt securities are subjected?

A. The Plan addresses the conditions that caused PG&E to seek bankruptcy protection. Consummation of the Plan is expected to return Reorganized PG&E, as well as the new companies created as a result of the reorganization, to financial health and stability, which will in turn build confidence in the credit markets affected by the California energy crisis. PG&E will once again be able to access capital on commercially reasonable terms. Because the Plan will allow PG&E to repay creditors on their valid claims, PG&E will be able to restore its standing in the capital markets by addressing the effects of the California energy crisis and the risk premium imposed on it by the capital markets. A major part of the Plan is to move those businesses within PG&E that are of a size and business orientation that are commonly regulated by the FERC (i.e., Gen, ETrans and GTrans) out from under CPUC regulatory oversight and place them under FERC's investor-preferred regulatory oversight.

Q. What does placing Gen, ETrans and GTrans under FERC regulation allow PG&E to do?

A. It is a necessary step in making the Plan feasible. As shown in the graphs and tables that I have discussed, market perception is extremely important, and the capital markets have placed a large risk premium on CPUC exposure. Without minimizing this risk premium, the Plan will not be feasible, because PG&E will likely not obtain the credit ratings necessary to execute the exit financing needed to emerge from bankruptcy.

Q.   Does this complete your testimony?

A.   Yes.